

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2021

Douglas L. Braunstein
President, Chairman and Director
Hudson Executive Investment Corp.
570 Lexington Avenue, 35th Floor
New York, NY 10022

> **Re: Hudson Executive Investment Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed April 6, 2021**
> **File No. 333-252638**

Dear Mr. Braunstein:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-4

Summary of the Proxy Statement/Prospectus
Combined Business Summary, page 23

1. We note your response to prior comment 1 and your revised disclosure, including your statement that on average, members remained active on your platform for two to five months, which corresponds with the average subscription term of B2C members. We further note your response that member retention rate as traditionally defined in other B2C businesses would not be a meaningful metric to investors. However, it appears that disclosure regarding the number of patients who renew their initial subscriptions may be material. Accordingly, please revise this section to disclose the percentage of B2C members who renew their initial subscriptions. If less burdensome, you may revise to disclose the percentage of B2C members who renew their initial subscriptions within a

defined time period following the expiration of their subscription (e.g. 30, 60 or 90 days).

Please also revise to provide annual provider retention rates for the years ended December 31, 2020 and December 31, 2019.

2. We note your response to prior comment 2 and updated disclosure. Please revise your Summary to disclose your average member acquisition costs for each of the years ended December 31, 2019 and December 31, 2020.

Special Meeting of HEC Stockholders
Redemption Rights, page 108

3. We note your revised disclosure on pages 108 and 147 regarding redemption rights. Please revise your disclosure to clarify whether a public stockholder on the record date who does not vote with respect to the business combination proposal will have the ability to redeem their shares for cash.

In that regard, we note your disclosure on pages 22, 31, 32, 109 and elsewhere states that a stockholder cannot seek redemption of shares for cash unless they affirmatively vote "for" or "against" the business combination proposal. However, your disclosure on pages 108 and 147 states that a person who was not a stockholder on the record date can redeem their shares for cash and your disclosure on page F-8 states that a public stockholder may elect to redeem their shares "irrespective of whether they vote for or against the proposed transaction or don't vote at all." Please reconcile your disclosure or advise.

Certain Forecasted Financial Information for Talkspace, page 141

4. We note your revised disclosure indicating that the Talkspace contingency plan would be implemented if the Transactions are not completed by July 1, 2021 and that the implementation of the contingency plan could lead to a significant reduction in revenues from your B2C channel. In light of these statements, please tell us why the bases for the projections in this section remain reasonable without updating to include the contingency back-up plan consideration. Alternatively, please remove these projections or revise the projections to discuss the contingency back-up plan. For guidance, please refer to Item 10(b) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Douglas L. Braunstein
Hudson Executive Investment Corp.
April 13, 2021
Page 3

       You may contact Sasha Parikh at 202-551-3627 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-3257 with any other questions.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Office of Life Sciences

cc: Iliana Ongun, Esq.